

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES ISSUANCE OF SHARES UNDER PREVIOUSLY ANNOUNCED SHARES FOR DEBT SETTLEMENT

WINNIPEG, Manitoba – (March 20, 2015) Medicure Inc. (the **"Company"**) (TSXV:MPH, OTC:MCUJF.US) announces today that the Company has issued 108,206 of its common shares at a deemed price of $1.44 per common share extinguishing $155,816.64 of amounts owing to certain members of the Board of Directors and a consultant under shares for debt agreements originally entered into and announced on January 27, 2015. These shares will be subject to resale restrictions for a period of four months from the date of issuance under applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit: http://www.medicure.com/news.html